15049397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2015 WASH., D.C. 201

SEC FILE NUMBER
8- 33185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi International Financial Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Parque Las Americas 1 235 Federico Costa St. Suite 101
(No. and Street)

San Juan (City) Puerto Rico (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Armando Silva, CEO and President 787-766-3842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

American Int. Plaza 250 Munoz Rivera Ave. 11th Floor (Address) San Juan, (City) PR (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/14

KW 3/17

OATH OR AFFIRMATION

I, Armando Silva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citi International Financial Services LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

IVONNE ROSA RIVERA NOTARIO

RECIBO

06357468

9397
04/08/2014
$5.00
$5 Sello Asistencia Legal
51251-2014-0408-63227776

Signature

CEO AND President

Title

Affidavit # 2436

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITI INTERNATIONAL FINANCIAL SERVICES, LLC

(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2014 and 2013

Table of Contents

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member
Citi International Financial Services, LLC:

We have audited the accompanying statements of financial condition of Citi International Financial Services, LLC (the Company) as of December 31, 2014 and 2013, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citi International Financial Services, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
March 2, 2015

License No. 21
Expires December 1, 2016


E148788
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
$5.00

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Financial Condition

December 31, 2014 and 2013

Assets		**2014**	**2013**
Cash (note 5)	$	4,634,153	3,152,439
Securities owned, at fair value (note 3)		11,999,965	12,000,883
Deposits at interest (note 5)		25,600,000	18,600,000
Receivables from broker-dealers and others		14,455,607	11,731,121
Property and equipment, net (note 6)		467,076	506,987
Other assets		387,349	468,799
	$	57,544,150	46,460,229
Liabilities and Member's Equity			
Liabilities:			
Due to affiliates (note 5)	$	4,433,879	5,218,856
Accrued expenses and other liabilities		3,271,099	3,943,740
Total liabilities		7,704,978	9,162,596
Member's equity		49,839,172	37,297,633
Commitments and contingencies (notes 10 and 11)			
	$	57,544,150	46,460,229

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Income

Years ended December 31, 2014 and 2013

		2014	2013
Revenue:			
Commissions	$	108,730,120	98,245,171
Interest income (note 5)		24,124	43,985
Other income		15,052	117
Unrealized investment gain (loss)		(326)	363
Total revenue		108,768,970	98,289,636
Expenses:			
Management and processing fees (note 5)		44,395,550	45,740,591
Employee compensation and benefits (note 7)		12,921,573	11,090,169
Execution and clearing fees		617,203	635,141
Communications		523,460	486,267
(Adjustments) Charges related to administrative support services from affiliate (Note 5)		(245,123)	280,062
Other operating expenses		12,991,601	16,665,390
Total expenses		71,204,264	74,897,620
Net income	$	37,564,706	23,392,016

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Changes in Member's Equity

Years ended December 31, 2014 and 2013

Member's equity, December 31, 2012	$	38,885,460
Net income		23,392,016
Adjustment for compensation in shares of Citigroup		20,157
Distribution to sole member		(25,000,000)
Member's equity, December 31, 2013		37,297,633
Net income		37,564,706
Adjustment for compensation in shares of Citigroup		(23,167)
Distribution to sole member		(25,000,000)
Member's equity, December 31, 2014	$	49,839,172

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Cash Flows

Years ended December 31, 2014 and 2013

		2014	2013
Cash flows from operating activities:			
Net income	$	37,564,706	23,392,016
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		87,337	2,325,196
Gain on disposal on property and equipment		(21,988)	—
Adjustment for compensation in shares of Citigroup		(23,167)	20,157
Decrease (increase) in assets:			
Securities owned		918	2,064
Receivables from broker-dealers and others		(2,724,486)	(1,092,605)
Other assets		81,450	(84,668)
Increase (decrease) in liabilities:			
Due to affiliates		(784,977)	2,434,461
Accrued expenses and other liabilities		(672,641)	721,699
Net cash provided by operating activities		33,507,152	27,718,320
Cash flows from investing activities:			
Increase in deposits at interest		(7,000,000)	(2,000,000)
Capital expenditures on property and equipment		(25,438)	(378,394)
Net cash used in investing activities		(7,025,438)	(2,378,394)
Cash flows used in financing activities – distribution to sole member		(25,000,000)	(25,000,000)
Net increase in cash		1,481,714	339,926
Cash, beginning of year		3,152,439	2,812,513
Cash, end of year	$	4,634,153	3,152,439

See accompanying notes to financial statements.

(1) Organization

Citi International Financial Services, LLC (the Company), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. During 2003, the Company ceased its institutional brokerage operations to customers in Puerto Rico. During 2008, the Company converted into a limited liability company. As a result of the conversion, Citigroup Participation Luxembourg Limited was declared the Company's sole member.

The Company is a registered broker-dealer and a member firm of the Financial Industry Regulatory Authority (FINRA). As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989.

The Company's sole member shall not be personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs shall not be grounds for imposing personal liability on the Company's sole member.

The Company entered into a fully disclosed clearing agreement (the Agreement) with Pershing LLC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

The Company's operations during the years ended December 31, 2014 and 2013 consisted mainly of securities brokerage transactions through the International Division with customer outside of Puerto Rico. Although the Company is also authorized to engage in insurance brokerage as authorized by the Commissioner of Insurance of Puerto Rico, currently sales of annuities are not been offered to clients.

(2) Summary of Significant Accounting Policies

The following summarizes the most significant accounting policies followed in preparing the accompanying financial statements:

a) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; the valuation of fixed assets, investments; and accrued commissions.

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, except those purchased for its trading account, which are recorded within securities owned.

c) Securities Owned

Securities owned are recorded at fair value with the related unrealized gain or loss recognized in the statements of income as net unrealized investment gain (loss). Securities transactions are recorded on a trade-date basis.

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

d) Deposits at Interest

Deposits at interest consist of a short-term interest-bearing placement with a Citibank affiliate and time deposits deemed restricted as required by laws and regulations for which the Company's operations are subject to.

e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the asset.

f) Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset

group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as part of income tax expense. No interest and penalties were accrued at December 31, 2014 and 2013.

h) Fair Value Measurements

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASU 2011-04:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

i) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

j) Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

k) Pension and Other Postretirement Plans

The employees of the Company participate under the Citigroup noncontributory defined benefit pension plan covering all their employees. The benefits are based on years of service, highest average compensation (as defined), and the primary social security benefit. The methodology used to account for this plan is similar to the one used for multi-employer plans.

The Company also participates in a healthcare benefit plan sponsored by Citigroup for substantially all retirees and certain qualifying employees.

l) Reclassifications

Certain amount in the 2013 financial statements has been reclassified to comfort to the 2014 presentation. The reclassifications did not has a material effect on the Company's financial statements.

(3) Securities Owned

Securities owned consist of obligations of U.S. government amounting to $11,999,965 and $12,003,183 at December 31, 2014 and 2013, respectively. The estimated fair value of all securities owned is determined based on Level 1 inputs using quoted market prices multiplied by the quantity held when quoted market prices are available. The Company did not have any transfers of assets between Levels 1, 2, and 3 of the fair value hierarchy during 2013 and 2012.

(4) International Division

The Company operates an international division that is managed as a unit of the Company. As described in note 1, the Company's operations during the years ended December 31, 2014 and 2013 consisted of securities brokerage transactions and engage in insurance brokerage thru investment contracts through the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

As required by the International Banking Center Regulatory Act of 1989, the International Division maintains a $300,000 time deposit with a financial institution in Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. In addition, as required by the Insurance Code of Puerto Rico, the Company maintains a $300,000 time deposit with the Commissioner of Insurance of Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. These restricted funds are included as part of deposits at interest in the accompanying statements of financial condition.

(5) Related-Party Transactions

The Company has the following affiliates that do business in Puerto Rico:

(a) Citibank, N.A.

(b) Citigroup Global Markets Puerto Rico, Inc.

(c) Associates International Holdings Corporation

(d) Citifinancial Services of Puerto Rico, Inc.

(e) Citicards Credit Services, Inc.

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Puerto Rico Branches).

The Company maintained a short-term placement at interest with the Puerto Rico Branches amounting to $25,000,000 and $18,000,000 as of December 31, 2014 and 2013, respectively. Interest income on deposits amounted to approximately $17,000 and $33,000 for the years ended December 31, 2014 and 2013, respectively.

The Company engages in retail brokerage services in various countries in Latin America. As a result, the Company has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Company. These related entities in Latin America charged the Company estimated costs and related management fees amounting to approximately $43,524,000 and $44,675,000, respectively, for the years ended December 31, 2014 and 2013 (including management fees, which amounted to approximately $3,957,000 and $4,061,000, respectively).

The Company maintains a service contract with the Puerto Rico Branches, whereby the Puerto Rico Branches perform certain services and incur certain expenses on behalf of the Company. The Puerto Rico Branches charged the Company estimated costs and related management fees amounting to approximately $544,000 and $650,000 for the years ended December 31, 2014 and 2013, respectively.

The Company maintains a service contract with Citibank NA US, whereby they perform certain services and incur certain expenses on behalf of the Company. Citibank NA charged the Company estimated costs and related management fees amounting to approximately $366,000 and $366,000 for the years ended December 31, 2014 and 2013, respectively.

During 2014, a sublease agreement was signed with Citifinancial Services of Puerto Rico, the affiliate that has the lease agreement with the landlord that owns their main facilities (see note 10).

Head office adjustments and charges from Citigroup, Inc. for administrative support services amounted to approximately $(12,000) and $215,000 for the years ended December 31, 2014 and 2013, respectively. These charges are recorded based on estimates provided by Head Office on a monthly basis and are subsequently adjusted during the following fiscal year based on actual results. Adjustments resulting from differences between the estimated and the actual charges amounted to approximately $(233,000) and $(66,000) during the years ended December 31, 2014 and 2013, respectively.

(6) Property and Equipment

Property and equipment at December 31, 2014 and 2013 consist of the following:

	Estimated useful lives (in years)		2014	2013
Leasehold improvements	10	$	339,828	348,664
Computer equipment and software	3 – 10		512,572	529,552
Furniture, fixtures, and equipment	3 – 10		399,332	361,056
Total			1,251,732	1,239,271
Less accumulated depreciation and amortization			784,656	732,284
Total		$	467,076	506,987

Total depreciation and amortization expense for the years ended December 31, 2014 and 2013 amounted to approximately $87,000 and $402,000, respectively. During 2013, approximately $1.5

million of the depreciation expense corresponded to accelerated depreciation expense recognized in relation to leasehold improvements due to relocation of the Company's main office to a new facility.

(7) Pension and Other Postretirement Benefits

The employees of the Company participate under the Citigroup noncontributory defined benefit pension plan, a plan covering all of their employees. The methodology used to account for this plan is similar to the one used for multi-employer plans. Pension plan retirement benefits are based on years of credited service, the highest average compensation (as defined), and the primary social security benefit. Citigroup's funding strategy has been to maintain plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. Also, the Company has a defined contribution pension plan for the benefit of its employees.

The Company also participates in the Citigroup postretirement healthcare benefits plan that provides postretirement medical benefits to all eligible retired employees. Retirees' share in the cost of their healthcare benefits through copayments, service-related contributions, and salary-related deductibles.

Allocation for these plans is included as part of the allocated expenses described in note 5.

(8) Income Tax

The Company is generally exempt from Puerto Rico income taxes with respect to income from eligible activities as long as it complies with the requirements under the International Banking Entity Center Regulatory Act of 1989, as amended, for the year ended December 31, 2014.

The Company was converted from a regular corporation into an LLC in 2008. In general, LLCs were taxed as a regular corporation under the Puerto Rico Internal Revenue Code of 1994, as amended. Under the 2011 Code for a New Puerto Rico (New Code), the general rule is that existing LLCs prior to January 1st, 2011, will be treated as a corporation unless they elect to be treated as a partnership. However, the tax treatment will depend on how it is treated in a country other than Puerto Rico, including, the jurisdiction of organization of its parent. Section 1010.01(3)(B) of the New Code, excludes LLCs covered under a tax exemption decree of the requirement to be consistent with the tax treatment given in other jurisdictions. Prior to 2014, the Company was treated as a corporation, based on the tax treatment received on its parent's jurisdiction of incorporation. However, for tax years 2014 and subsequent, it will be treated as a corporation in accordance to the Puerto Rico Treasury Department determination that the Company will qualify by the exception found in Section 1010.01(3)(B) of the New Code.

(9) Fair Value of Financial Instruments

At December 31, 2014 and 2013, substantially all of the Company's financial assets and liabilities were carried at fair value or at amounts that approximate fair value. Assets and liabilities recorded at fair value include cash, deposits at interest, receivables from broker-dealers and others, due to affiliates, and accrued expenses and other liabilities. The fair values of these financial instruments

represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statements of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

(10) Sub Lease and Lease Commitments

The Company leased its office facility under an operating lease agreement up to November 2013. Total expense incurred for relocation of the Company's office was approximately $1.9 million; mostly related to accelerated depreciation of leasehold improvement in regards to the former lease.

During 2014, a sublease agreement was signed with Citifinancial Services of Puerto Rico, the affiliate that has the lease agreement with the landlord that owns the facilities. The Company is been charged a prorated share of the space occupied and other allocations for services provided and incurred by the affiliate on behalf of the Company.

(11) Contingencies

The Company is defendant in a legal proceeding. After consulting with legal counsel, it is the best judgment of management that the financial position of the Company will not be materially affected by the final outcome of this legal proceeding.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $12,715,680, which was $12,202,015 in excess of its required net capital of $513,665. The Company's net capital ratio at December 31, 2014 was .61 to 1. At December 31, 2013, the Company had net capital of $10,140,537, which was $9,529,697 in excess of its required net capital of $610,840. The Company's net capital ratio at December 31, 2013 was 0.90 to 1.

(13) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through March 2, 2015, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER Citi International Financial Services, LLC as of December 31, 2014

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 49,839,172	3480
2.	Deduct: Ownership equity not allowable for net capital				3490
3.	Total ownership equity qualified for net capital			49,839,172	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and subordinated liabilities			$ 49,839,172	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 12,123,301	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities proprietary charges		3600		
	D. Other deductions and/or charges	191	3610	(12,123,492)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 37,715,680	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	25,000,000	3734		
	D. Undue concentration		3650		
	E. Other (List)		3736	(25,000,000)	3740
10.	Net capital			$ 12,715,680	3750

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2014 as filed on Form X-17A-5 Part IIA by Citi International Financial Services, LLC.

(Continued)

Schedule I

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER Citi International Financial Services, LLC as of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$	513,665	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$	513,665	3760
14.	Excess net capital (line 10 less 13)			$	12,202,015	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12			$	11,945,182	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	7,704,978	3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	C. Other unrecorded amounts (List)	$	3820	$	0	3830
19.	Total aggregate indebtedness			$	7,704,978	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%	60.59%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	N/A	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2014 as filed on Form X-17A-5 Part IIA by Citi International Financial Services, LLC.

See accompanying report of independent registered public accounting firm.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2014

The Company has entered into a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 at December 31, 2014.

See accompanying report of independent registered public accounting firm.

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member
Citi International Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Citi International Financial Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)*(2)(ii)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
March 2, 2015

License No. 21
Expires December 1, 2016


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KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member
Citi International Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Citi International Financial Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)*(2)(ii)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
March 2, 2015

License No. 21
Expires December 1, 2016

Citi International Financial Services, LLC T 787 756 4998
P.O. Box 70263
San Juan, PR 00936-8263

citi

Citi International Financial Services LLC

Exemption Report

Citi International Financial Services LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) - The provisions of Section 15c3-3 shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2014 without exception.

Citi International Financial Services LLC

I, Reynaldo A Polando, swear ~~(or affirm)~~ that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Reynaldo A Polanco

Title: Chief Operating Officer

2/24/2015

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Citi International Financial Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Citi International Financial Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you, and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
March 2, 2015

License No. 21
Expires December 1, 2016